CERTIFICATE OF AMENDMENT

TO

THE

CERTIFICATE OF INCORPORATION

OF

SELWAY CAPITAL ACQUISITION CORPORATION

Selway Capital Acquisition Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

The Board of Directors of the Corporation (the “Board”), acting by a meeting conducted in accordance with Section 141(b) of the General Corporation Law of the State of Delaware, adopted a resolution authorizing the Corporation to effect a reverse split of its common stock and to file this Certificate of Amendment such that Article Fourth of the Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

FOURTH:  The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 31,000,000, of which 30,000,000 shares shall be Common Stock with a par value of $0.0001 per share, and 1,000,000 shares shall be Preferred Stock with a par value of $0.0001 per share.

(A)           Preferred Stock.  The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the Delaware General Corporation Law.  The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

(B)           Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

Effective upon filing of this Certificate (the “Effective Date”), every 1.375 shares of the Corporation’s issued and outstanding shares of Common Stock shall be combined into one (1) fully paid and nonassessable shares of Common Stock.  Prior to the reverse split, the Corporation had 790,625 shares of Common Stock outstanding.  After the reverse split, the Corporation will have 575,000 shares of Common Stock outstanding.”

That in lieu of a meeting and vote of stockholders, the stockholders have given Unanimous Written Consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Selway Capital Acquisition Corporation has caused this certificate to be signed by Yaron Eitan, its Chief Executive Officer, this 3rd day of November 2011.

SELWAY CAPITAL ACQUISITION CORPORATION /s/ Yaron Eitan Yaron Eitan Chief Executive Officer